JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

February 4, 2025

Ms. Alison T. White

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Precidian ETFs Trust (File Nos. 333-171987 and 811-22524)

Airbus ADRhedged™, Bayer AG ADRhedged™, Bayerische Motoren Werke AG ADRhedged™, Deutsche Telekom AG ADRhedged™, Heineken NV ADRhedged™, Hermes International SA ADRhedged™, Hitachi Ltd. ADRhedged™, L’Oreal SA ADRhedged™, LVMH Moet Hennessy Louis Vuitton SE ADRhedged™, Nestle SA ADRhedged™, Roche Holding AG ADRhedged™, Siemens AG ADRhedged™, and Softbank Group Corp. ADRhedged™ (the “Funds”)

Dear Ms. White:

This letter provides the responses of Precidian ETFs Trust (the “Trust” or the “Registrant”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP on January 22, 2025. The comments related to Post-Effective Amendment No. 175 to the registration statements of the Trust, which was filed on October 24, 2024, under Rule 485(a) of the Securities Act of 1933, as amended (“PEA No. 175”). PEA No. 175 was filed to register shares of thirteen series of the Trust (collectively the “Funds”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEA No. 175.

1.	Comment: Disclose that each Fund will invest in unsponsored ADRs, explain what unsponsored ADRs are and what the implications of investing in them may be (e.g., type and frequency of available information, OTC trading volume, impacts to liquidity/valuation etc.).

Response: The Trust has revised the disclosure to address the Staff’s comment.

2.	Comment: Disclose that each ADR is quoted in the OTC markets pursuant to SEC rules (and cite the rules) that require the company to be primarily listed in a foreign jurisdiction, subject to foreign regulation, and that the company may make the information available in English on its website.

Ms. Allison White

U.S. Securities and Exchange Commission

February 4, 2025

Response: The Trust has revised the disclosure in an attempt to address what we believe the Staff’s comment to be. The Trust notes that in order for a broker-dealer to publish a quotation for an OTC security (including an OTC ADR), the broker-dealer must comply with Rule 15c2-11 under the Securities Exchange Act of 1934, as amended (“Exchange Act”). Rule 15c2-11 requires the broker-dealer to obtain and review certain current and publicly available information regarding the issuer of the security prior to publishing a quotation for an OTC security. This information may be obtained from the issuer or from other reliable public sources. For instance, with respect to a company that relies upon Rule 12g3-2 under the Exchange Act, a broker-dealer may satisfy its rule 15c2-11 obligations, in part, by reviewing the information made available by the company to satisfy Rule 12g3-2.

3.	Comment: Indicate that information about each company underlying the ADRs is typically available in the news and through other publicly available sources.

Response: The Trust has revised the disclosure to address the Staff’s comment.

4.	Comment: Briefly describe the primary business lines of each company underlying the ADRs and include a link to its website where it provides the required information.

Response: The Trust has revised the disclosure to address the first part of the Staff’s comment. The Trust declines to take the comment relating to including a link to the company’s website.

5.	Comment: Briefly describe material risks associated with each company underlying the ADRs and each Fund’s investment in its ADRs.

Response: The Trust has revised the disclosure to address the Staff’s comment.

6.	Comment: The Staff is concerned that the supply of available ADRs for investment may be limited and impact each Fund’s ability to operate as an ETF. The Staff believes that it may be possible that as a Fund grows, its size will create problems in the underlying OTC market that will impact the arbitrage mechanism, liquidity, and valuation. In correspondence, please describe how the Fund has considered these issues, including what data and analysis it has considered prior to launching these products.

Response: The Adviser has noted that the companies underlying the Funds are among the most well-known companies in the world. Both the ADRs and the foreign ordinary shares underlying each of the ADRs are highly liquid. In addition to the available supply of ADRs, like ETFs, ADRs have a mechanism that allows for both creating and redeeming additional ADRs. As a result, depending on liquidity needs, market makers can easily create new underlying ADRs to meet any demand by delivering the foreign ordinary shares of the underlying company to the ADR depository bank.

2

Ms. Allison White

U.S. Securities and Exchange Commission

February 4, 2025

The Adviser believes that many of the creations of shares of the Funds will be the result of existing underlying ADR shareholders that wish to eliminate their current foreign exchange exposure. The creation of shares of the Funds by these ADR holders would not require the purchase of additional ADRs by the purchasing shareholder or the Funds. With respect to additional demand beyond the current underlying ADR holders, the mechanism described above would provide the necessary liquidity.

*                              *                              *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

3